[redacted]

09051934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
TRADING AND MARKETS

April 20, 2009

Act	Exchange Act
Section	—
Rule	Rule 102, Regulation M
Public Availability	4/20/2009

Steven B. Boehm
Sutherland Asbill and Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: FS Investment Corporation
Request for Exemptive Relief under Rule 102 of Regulation M
TP File No. 09-36

Dear Mr. Boehm:

In your letter dated April 20, 2009, as supplemented by conversations with the staff, you request that the Commission grant an exemption from Rule 102 of Regulation M to permit FS Investment Corporation ("Company") to effect repurchases of shares of its common stock pursuant to its proposed Repurchase Program. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, terms in this letter have the same meaning as in your letter.

As a consequence of the continuous offering of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102.

Response:

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under its Repurchase Program while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- There is no trading market for the Company's common stock;
- The Company will terminate its Repurchase Program in the event a secondary market for its common stock develops;

- The Company will repurchase shares of its common stock under its Repurchase Program at a price that does not exceed the then current public offering price of its common stock; and

- The terms of the Repurchase Program will be fully disclosed in the Company's prospectus.

This exemption is subject to the condition that the Company shall terminate its Repurchase Program during the distribution of its common stock if a secondary market for its common stock develops.

The foregoing exemption from Rule 102 is based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 to the Repurchase Program as described above. The Repurchase Program should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Trading and Markets expresses no view with respect to any other question that the Repurchase Program may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Repurchase Program.

For the Commission, by the
Division of Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

SUTHERLAND

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100 Fax 202.637.3593
www.sutherland.com

ATLANTA
AUSTIN
HOUSTON
NEW YORK
TALLAHASSEE
WASHINGTON DC

RECEIVED
2009 APR 21 PM 3:48
SEC / MR

STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com

April 20, 2009

Josephine Tao, Esq.
Assistant Director
Office of the Trading Practices and Processing
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Exemptive Relief from Rule 102 of Regulation M

Dear Ms. Tao:

We are counsel to FS Investment Corporation (the "Company"), a corporation that is an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). On behalf of the Company, we request that the Division of Trading and Markets (the "Division") of the Securities and Exchange Commission (the "SEC") grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to periodic repurchases made by the Company of shares of its common stock under its proposed share repurchase program (the "Repurchase Program") under the authority provided by Rule 102(e) of Regulation M.

The Company

The Company is a Maryland corporation that was incorporated in December 2007. Its investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. The Company is externally managed by FB Income Advisor, LLC (the "Adviser"), which sponsored the Company and its public offering of shares. All investment decisions for the Company will be made by the Adviser, which will be compensated pursuant to the terms of the

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Investment Advisory and Administrative Services Agreement entered into between the Company and the Adviser and approved by the Company's board of directors on May 13, 2008.

The Company initially filed a registration statement on Form N-2 (Registration No. 333-149374) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") on February 25, 2008, which was declared effective on September 18, 2008, with respect to the offer and sale of up to 150 million shares of common stock to be sold in a continuous offering under Rule 415 of the Securities Act (the "Offering"). The Company is selling the shares of common stock on a "best efforts" basis at an initial offering price of $10.00 per share[1], except for sales to the Company's executive officers, directors and others designated by management, who may pay the offering price per share net of some or all of the selling commissions and dealer manager fees.

The Offering is a minimum-maximum offering, whereby the Company was required to raise at least $2,500,000 in gross proceeds from subscribers who are not affiliated with the Company or the Adviser within one year following the effectiveness of the Registration Statement (the "Minimum Offering Requirement"). Prior to receiving gross proceeds of $2,500,000 from unaffiliated subscribers, all subscription payments were placed in an account held by the escrow agent, UMB Bank, N.A., in trust for the benefit of the subscribers, pending release to the Company once the Minimum Offering Requirement has been met. As of January 2, 2009, the Company met its minimum offering requirement of selling in excess of $2,500,000 in shares of common stock to persons not affiliated with the Company or its investment adviser. By virtue of meeting the minimum offering requirement, subscriber funds were released to the Company by its escrow agent and invested in debt securities as described in its prospectus. As of March 19, 2009, the Company had raised gross proceeds of approximately $9.3 million.

The Company intends to file post-effective amendments to the Registration Statement in order to continue the Offering for at least two years, or until the Company has sold the maximum number of shares registered in the Offering. The Company intends to declare distributions on a monthly basis and pay them on a quarterly basis beginning no later than the first calendar quarter after the month in which the Minimum Offering Requirement is met. The Company has adopted an "opt in" Distribution Reinvestment Plan (the "DRP") pursuant to which shareholders may elect to have the full amount of their cash distributions reinvested in shares of the Company's common stock. Reinvested distributions will purchase shares of common stock at a price equal to 95% of the price that shares were sold at the monthly closing immediately following the distribution date.

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[1] The 1940 Act prohibits business development companies from selling shares of their common stock at prices below net asset value unless they first receive shareholder approval for such sales. To the extent that the Company's net asset value increases, the Company will sell shares at a price necessary to ensure that shares are not sold at a price, after the deduction of selling commissions and dealer manager fees, that is below net asset value.

The Company does not currently intend to list its securities on a national securities exchange or any other market or provide any liquidity to shareholders except for periodic repurchases of its common stock through its Repurchase Program until the occurrence of a "liquidity event."[2] The Registration Statement clearly indicates to shareholders that the Company intends to seek to complete a liquidity event between five and seven years following the completion of its "offering stage," which is considered complete as of the termination date of the Company's most recent public offering, if a public offering has not been conducted during a continuous two-year period. As a result of the foregoing, the Company intends to provide limited liquidity to its shareholders by periodically offering to repurchase shares of its common stock pursuant to its Repurchase Program.

The Repurchase Program

Beginning in January 2010, which is 12 months after the Company met the Minimum Offering Requirement, and on a quarterly basis thereafter, the Company intends to offer to repurchase shares on such terms as may be determined by its board of directors (the "Board") in its complete and absolute discretion unless, in the judgment of the independent directors of the Board, such repurchases would not be in the best interests of the shareholders or would violate applicable law. Under the Maryland General Corporation Law, a Maryland corporation may not make a distribution to shareholders, including pursuant to the Repurchase Program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation's total assets would be less than its total liabilities plus preferential amounts payable on dissolution with respect to preferred stock. The Company will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 and Regulation 14E under the Exchange Act and pursuant to the rules of the 1940 Act. In months in which the Company repurchases shares, it will conduct repurchases on the same date that it holds its monthly closings for the sale of shares in the Offering.

The Company intends to limit the number of shares to be repurchased during any calendar year to the number of shares it can repurchase with the proceeds received from the sale of shares of the Company's common stock under its DRP. At the discretion of the Board, it may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. The Company will not repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each quarter. Further, the Company will

[2] "Liquidity Event" is defined in the Registration Statement as an event that could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our shareholders will receive cash or shares of a publicly traded company.

offer to repurchase such shares on each date of repurchase at a price equal to 90% of the current offering price on each date of repurchase.

If a shareholder wishes to tender his/her shares to be repurchased he/she must either tender at least 25% of the shares purchased in the offering or all of the shares that he/she owns. If a shareholder chooses to tender only a portion of his/her shares, he/she must maintain a minimum balance of $5,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares the Company seeks to repurchase, it will repurchase shares on a pro-rata basis. As a result, the Company may repurchase less than the full amount of shares that shareholders request to have repurchased. Any periodic repurchase offers will be subject in part to the Company's available cash and compliance with the 1940 Act.

The Board will require that the Company offer to repurchase shares or portions thereof from shareholders pursuant to written tenders only on terms the Board determines to be fair to the Company and to its shareholders. Repurchases of shares by the Company will be paid solely in cash and will be effective after receipt and acceptance by the Company of all eligible written tenders of shares from its shareholders.

When the board of directors determines that the Company will repurchase shares or fractions thereof, tender offer materials will be provided to each of the Company's shareholders describing the terms thereof, and containing information each shareholder should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to the Company's shareholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that will be sent to the Company's shareholders, the Company will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to the Company's shareholders, the Company will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, the Company will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, shareholders will be required to complete a letter of transmittal, which will be included in the materials sent to shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, shareholders may withdraw their tenders by submitting a notice of withdrawal to the Company. If shares have not been accepted for payment by the Company, tenders may be withdrawn at any time prior to 40 business days following the expiration of the tender offer.

The Company will not repurchase shares, or fractions thereof, if such repurchase will cause it to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

In the event that the Adviser or any of its affiliates holds shares, any of those entities may tender shares for repurchase in connection with any repurchase offer on the same basis as any other stockholder, except for the initial capital contributions of Messrs. Forman and Adelman, who are founders of the Company and who made initial seed contributions to the Company of approximately $1,000,000. Messrs. Forman and Adelman will not tender their shares for repurchase as long as the Adviser remains the Company's investment adviser.

Discussion

Rule 102(a) of Regulation M prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a then-current distribution during the applicable restricted period. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company respectfully requests that the Division, pursuant to the authority delegated to it by the Commission and the authority of Rule 102(e) of Regulation M, grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M to permit it to effect repurchases under the Repurchase Program, as proposed, during the course of the Offering, as described herein. The Company does not intend to list its common shares on a national securities exchange or other market and does not anticipate that there will be any liquidity in its common shares prior to the occurrence of a "liquidity event," as defined in the Company's final prospectus on Form 497, as amended or supplemented from time to time. The Share Repurchase Program is designed to provide a limited source of liquidity for the Company's shareholders.

Under the Share Repurchase Program, the repurchase price will never exceed the then-offering price, since repurchases will be conducted at 90 percent of the most recent offering price. Shareholders of the Company are apprised of the availability of the Repurchase Program at the time they purchase their shares by means of the Company's prospectus but will only be solicited for participation in the Repurchase Program by means of the materials required by the rules relating to issuer tender offers under Rule 13e-4 and Regulation 14E of the Exchange Act. Repurchases will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the offering price of the Company's common shares. To date, no shares have been repurchased pursuant to the Repurchase Program.

Repurchases of shares under the Repurchase Program during the Offering should not manipulate the Company's stock price in connection with the Offering because (i) there is no public trading market for the company's stock and (ii) the repurchase price under the Repurchase Program will be fixed at 90 percent of the most recent offering price and will, therefore, always be less than the then-offering price of the Company's common stock in the Offering. Moreover, the extent of the Repurchase Program will be limited by (i) the fact that repurchases during any calendar year will not exceed 10% of the weighted average number of shares outstanding in the prior year, or 2.5% each quarter and (ii) the intention to limit repurchases to the number of shares it can repurchase with the proceeds received from the sale of shares of the Company's common stock under its DRP. These and all other terms of the Repurchase Program are clearly set forth in the prospectus included in the Company's Registration Statement.

The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division in Request for Class Exemption From Rule 102(a) of Regulation M (October 22, 2007), REITPlus, Inc. (October 9, 2007), Cole Credit Property Trust II, Inc. (April 11, 2007), Hines Real Estate Investment Trust, Inc. (September 7, 2006), NNN Healthcare/Office REIT, Inc. (August 24, 2006), NNN Apartment REIT, Inc. (April 19, 2006), Dividend Capital Total Realty Trust, Inc. (January 31, 2006), Inland American Real Estate Trust, Inc. (June 7, 2005), Boston Capital Real Estate Investment Trust, Inc. (February 10, 2005), Paladin Realty Income Properties, Inc. (October 14, 2004), Hines Real Estate Investment Trust, Inc. (June 18, 2004), CNL Retirement Properties, Inc. (May 19, 2004), Wells Real Estate Investment Trust II, Inc. (December 9, 2003), Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), and T REIT, Inc. (June 4,2001) under Regulation M.

In particular, we note that (i) shareholders of the Company will not have the ability to have shares repurchased under the Repurchase Program until January 2010, which is one year after the Company met the Minimum Offering Requirement, and on a quarterly basis thereafter; (ii) the Company will terminate its Repurchase Program in the event a secondary market for its common stock develops; (iii) so long as the Company is engaged in a public offering, the per share price for shares to be repurchased under the Repurchase Program will never be greater than the then-current offering price of the Company's shares in the public offering; (iv) the number of shares to be repurchased under the Repurchase Program is not expected to exceed (A) the net proceeds from the sale of shares under the DRP during such period, and will not exceed (B) during any calendar year, 10% of the weighted average number of shares of common stock outstanding during the prior calendar year, or 2.5% each quarter; and (v) the terms of the Repurchase Program are fully disclosed in the Company's prospectus.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (March 3, 1994) and Dean Witter Cornerstone Funds II, III and IV (June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were repurchased at prices that were based on the valuation of the partnerships' net assets and (iv) the repurchase programs were to be terminated in the event a secondary market developed. The Company believes the Repurchase Program as proposed is consistent with those plans described in the aforementioned cases and, similarly, has a very low risk of the type of manipulation that Regulation M was promulgated to address.

For these reasons we believe that the proposed Repurchase Program, as described in the Company's final prospectus on Form 497, as amended or supplemented from time to time, would not have the effect of influencing or manipulating the market for the shares to be offered and sold in the Offering. We, therefore, respectfully request that the Division grant the Company an exemption from Rule 102(a) of Regulation M with respect to periodic repurchases of the Company's common stock pursuant to the Repurchase Program.

If you have any questions regarding this request or need any additional information, please feel free to contact me at (202) 383-0176 or Owen Pinkerton at (202) 383-0254.

Very truly yours,

Steven B. Boehm

SBB/c
cc: Mr. Michael C. Forman
Cynthia M. Krus, Esq./Sutherland
Owen J. Pinkerton, Esq.

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